Investor Presentation
Anil Singhal, President & CEO
NetScout Systems, Inc.
February 2015
Filed by NetScout Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: NetScout Systems, Inc.
(Commission File No. 000-26251)
The following is a copy of slide deck used by NetScout Systems, Inc. beginning on February 4, 2015.

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Additional Information and Where You Can Find It
NetScout’s Registration Statement on Form S-4, Proxy Statement and other documents concerning the proposed acquisition of Danaher’s Communications business have been filed with the Securities and Exchange Commission (the
“SEC”). Investors are urged to read the S-4 Registration Statement and Proxy
Statement, along with other relevant documents filed with the SEC as well any amendments or supplements to those documents because they will contain important information. Security holders may obtain a free copy of the Registration
Statement and Proxy Statement (when it is available) and other documents filed by
NetScout with the SEC at the SEC’s website at www.sec.gov. The Registration
Statement and Proxy Statement, along with other documents, may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations, by
telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor
Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.
This communication is not a solicitation of a proxy from any security holder of
NetScout. However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction.
Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its preliminary proxy statement filed with the SEC on January 9, 2015 as amended.  This document can be obtained free of charge from the SEC website at
www.sec.gov.

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Safe Harbor & Non-GAAP Financial Metrics
                                                         Forward-looking statements in this communication are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and other federal securities laws. Investors are cautioned that statements in this presentation, which are not strictly historical statements, including without limitation, the statements related to the timing associated with completing the merger with Danaher’s communication business and the financial guidance for NetScout’s fourth fiscal quarter and other financial guidance, constitute forward-looking statements which involve risks and uncertainties. Actual results could differ materially from the forward-looking statements due to known and unknown risk, uncertainties, assumptions and other factors. Such factors include slowdowns or downturns in economic conditions generally and in the market for advanced network and service assurance solutions specifically, the Company’s relationships with strategic partners, dependence upon broad-based acceptance of the Company’s network performance management solutions, the presence of competitors with greater financial resources than ours and their strategic response to our products, our ability to retain key executives and employees, the failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals; the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; failure to consummate or delay in consummating the transaction for other reasons; and the ability of NetScout to successfully integrate the merged assets and the associated technology and achieve operational efficiencies. For a more detailed description of the risk factors associated with the Company, please refer to the Company’s Registration Statement on Form S-4, Annual Report on Form 10-K for the fiscal year ended
March 31, 2014 and Quarterly Reports on Form 10-Q for the quarters ended June 30, 2014, September 30, 2014 and December 31, 2014, all of which are on file with the Securities and Exchange Commission.  NetScout assumes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein.
                                               This presentation makes reference to certain non-GAAP measures such as non-GAAP revenue and non-GAAP earnings per share.  These non-GAAP measures are not in accordance with GAAP, should not be considered an alternative for measures prepared in accordance with GAAP (revenue, net income and diluted net income per share), and may have limitations in that they do not reflect all of NetScout’s results of operations as determined in accordance with GAAP.  These non-GAAP measures should only be used to evaluate NetScout’s results of operations in conjunction with the corresponding GAAP measures.  The presentation of non-GAAP information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP. NetScout believes these non-GAAP financial measures will enhance the reader’s overall understanding of NetScout’s current financial performance and NetScout's prospects for the future by providing a higher degree of transparency for certain financial measures and providing a level of disclosure that helps investors understand how the Company plans and measures its own business.  NetScout believes that providing these non-GAAP measures affords investors a view of NetScout’s operating results that may be more easily compared to peer companies and also enables investors to consider NetScout’s operating results on both a GAAP and non-GAAP basis during and following the integration period of NetScout’s acquisitions. Presenting the GAAP measures on their own would not be indicative of NetScout’s core
operating results.   Furthermore, NetScout believes that the presentation of non-GAAP measures when shown in conjunction with the corresponding
GAAP measures provide useful information to management and investors regarding present and future business trends relating to its financial condition and results of operations. NetScout management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and to make operating decisions.  These non-GAAP measures are among the primary factors that management uses in planning and forecasting.  The reconciliation of these non-GAAP metrics to the comparable GAAP metrics are set forth in the accompanying tables in the index of this presentation and are available on our website at
Forward Looking Statements:
Regulation G Disclosure:
http://ir.netscout.com.

Communications Solutions 2014 Product of the Year

Product of the Year 2014 Unified Communications

2014 Internet Telephony Product of the Year

Leading Lights 10th Anniversary Finalist

Cable Spotlight 2014 Product of the Year

Network Computing Awards 2014 Finalist

30 YEARS OF INNOVATION AND BEYOND

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
NetScout Today
NASDAQ: NTCT
Market Cap: $1.5B (as of 2/3/15)
* non-GAAP
• Market leader in network and application performance
management differentiated by:
– Core, patented technologies enabling the most powerful,
real-time information capture and analytics from the most
robust data source: network traffic
– Deep domain expertise based on analyzing the world’s
most complex, “mission-critical” IP-based networks
– Leveraging core technology to support a diverse, global
and growing customer base spanning Fortune 1000
enterprises, top service providers and government
agencies
– Innovator in providing operational intelligence to help
customers adapt to and thrive on major technology trends
• International footprint with sales, support, and services
in over 30 countries
•
400 man-years in core technology investment in the
last 3 years; 70+ patents; numerous industry
accolades; Three Decades of focus & experience
• FY ’14 revenue: $397M, $1.53 EPS*
• 1000+ employees worldwide

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
NetScout Investment Highlights
• Market leader in network and application
performance management
• Award-winning solutions based on proprietary
software: “ASI” enabling real-time intelligence
and analytics
• Working with leading service provider and
enterprise customers to achieve ROI and
manage risk through operational intelligence
gained from NetScout analytics
• Financial strength built on profitability and cash
flow arising from increasing revenue within
scalable infrastructure
• Capitalizing on attractive growth opportunities
being shaped by today’s IT trends
• Announced transformational acquisition of
Danaher’s Communications Business
Free
Cash
Flow
(non-GAAP, $ in
millions)
$309
$352
$397
FY '12 FY '13 FY '14
$1.10
$1.32
$1.53
FY '12 FY '13 FY '14
$57
$83
$97
FY '12 FY '13 FY '14
Total
Revenue
(non-GAAP, $ in millions)
Earnings
Per Share
(non-GAAP)

4GLTE

information
department
data
government
public
open

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Mission-critical performance requires real-time, reliable,
scalable analytics and intelligence
Providing Visibility into the Network and the
Services and Applications that Run Over Them
Service Providers
Enterprise
ROI:
ROI:
Reduce costs
Reduce costs
Improve productivity
Improve productivity
Generate incremental revenue
Generate incremental revenue
Risks:
Risks:
Outages/downtime
Outages/downtime
Cyber attacks
Cyber attacks
Non-compliance/fines
Non-compliance/fines
Reputational damage
Reputational damage
Voice Data Video
Healthcare Financial Services Government
Retail Manufacturing High Tech Utilities & Energy

LTE Penetration (%)
100
90
80
70
60
50
40
30
20
10
0
2010
2011
2012
2013
2014
2015
2016
2017
South Korea
Japan
North America
Western Europe
Asia/Pacific
Eastern Europe
Middle East and Africa
Latin America
Worldwide

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
•
4G/LTE:
Global deployments
Consumer adoption
•
Services deployed (e.g.
VoLTE)
•
Network analytics
•
Geo-analytics
•
Virtualization
•
Voice/video/data
convergence
•
“Big Data”
Source: Ericsson Mobility Report, May 2014
Carrier Trends Driving Future Growth
Service Providers: Monetize their investment and retain customers data
IOT
example
sensors
sensor
application
information
health
devices
Internet
temperature
Figure
monitoring
new
platforms
real-time
hardware
One
may
include
Data
Another
streams
tracking
performance
different
heart
blood
flows
also
platform
like
time
rate Sensor

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
•
Mobility:  “BYOD”
•
Virtualization
•
Unified communications
•
Converged infrastructure
•
Cloud-based services
•
“Big Data”
•
“Internet of things”
Enterprises: “Uptime” and user experience with cost-effective delivery
Enterprise Trends Driving Future Growth

nGeniusONE
ASI
IP INTELLIGENCE
IT Infrastructure
User Communities
AD
DNS
DHCP
Frontend
SQL
End-to-End IP Service Traffic
Server Groups

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Network Monitoring
Service Assurance
Cyber Intelligence
Packet
Flow
Intelligent Edge
Processing
Smart
Data Reduction
Third-Party
Platforms
BI/Analytics
CEM
Marketing Intelligence
NetScout Technology & Product Strategy
Scalable, Real-Time, Actionable Intelligence
Custom HW
COTS HW
NFV Virtual Machine
ASI on a Brick

Proposed Acquisition of Danaher’s Communications Business 10

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Confidential Business Information
• Announced on October 13, 2014
• NetScout to acquire most of Danaher’s Communications
business*
• Structured as Reverse Morris Trust
• DHR shareholders will receive an aggregate of 62.5 million
NetScout shares, valued at approximately $2.3 billion
1
• DHR Shareholders will own approximately 59.5% of NetScout,
NTCT shareholders will own approximately 40.5% on a fully
diluted basis
• NetScout senior management team to lead combined company;
NetScout board of directors to expand with the addition of DHR
EVP Jim Lico
• Expected to close during the first half of NetScout’s FY16, subject to approval by NetScout shareholders, regulatory
approvals and other conditions * Includes TekComms, Arbor Networks, VSS Monitoring and Enterprise Network Solutions
(“ENS”) of  FNET, excludes Data Communications Installer (“DCI”) and Communications
Service Providers (“CSP”) portfolios of FNET
Based on NTCT closing stock price of $36.55 on 2/3/15
Transaction Structure
DHR
Shareholders
NetScout
Shareholders
NetScout DHR
~59.5% owned
by DHR stockholders and
~40.5% owned by current
NTCT stockholders
– Danaher to spin-off or split-off (to be determined at later date) its
Communications business to DHR Shareholders
– The separation is immediately followed by a merger with NetScout
1

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Go-to-Market
More global and diverse
Broader sales and
channel presence
worldwide
More customers and
more touch points within
the customer
Increased customer
mindshare
Best-In-Class
Solutions
Broader portfolio for
service providers
Extends reach into the
mid-tier enterprise
market
Jump-starts our entry
into Cyber Intelligence,
RAN optimization, BI
Next-Gen platform and
software
Financially Compelling
Combined $1.2B+
revenue base* positioned
for growth
Expected to be accretive
to non-GAAP earnings
1
Expected Year 2 run-rate
cost synergies of ~5% of
total combined cost base*
Continued prudent cost
control
* Non-GAAP 1 First full year of combined operations
Roughly doubles our
total addressable
market to $8B+
Furthering our strategic
capabilities to our
customers
Increasing operating
margins and cash flow
Strategic Rationale for the Transaction

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Broader portfolio of
complementary
offerings for service
providers
Together, we can offer
market-leading
troubleshooting and
performance monitoring
capabilities across a broad
spectrum of wireline/2G/3G
and 4G networks
Well positioned to win future
technology turns
Extends reach further into
Radio Access Networks and
Packet Flow Switches
Proven Business Intelligence
and Customer Experience
Management offerings
Extending our reach
from the high-end into
the mid-tier of the
enterprise market
Fluke Networks has a broad
range of network monitoring
solutions and troubleshooting
tools sold into the mid-sized
and smaller enterprises
Complementary vertical focus
in  Software-as-a-Service,
Cloud and WiFi monitoring
Jump-starts our entry
into Cyber Intelligence
Arbor Networks  is the market
leader in Distributed Denial of
Service attack detection and
mitigation
for service provider and large
enterprise networks
Highly complementary
adjacent sector
Arbor platform accelerates our
internal plans to help
customers address advanced
persistent threat, which we
believe is an emerging growth
area
Expanding our total addressable market to $8B+ and
capitalizing on investment in developing our Next-Gen platform
Best-In-Class Solutions

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Stronger Go-to-Market Capabilities
Furthering our strategic capabilities to our customers
More global and
diverse
Broader customer footprint
outside of North America with
both service provider and
enterprise customers
International revenue will
increase from 25% of total
revenue to ~1/3 of total revenue
Extensive European and Asia-
Pacific operations for sales,
R&D and support
Strong relationships with Tier
One service providers in North
America, Europe and AP
1000s of enterprise customers
Broader sales and
channel presence
worldwide
Extensive direct sales presence
worldwide
Augmented direct presence with
very strong reseller channels
outside of the United States
Top VARs with the technical
knowledge and resources to
drive adoption in key
international markets like
Germany, Australia, and Japan
More customers
worldwide and more
touch points within
the customer
Loyal customer bases in both
the service provider and
enterprise  markets
Excellent opportunities to
accelerate Arbor’s expansion
into the enterprise market
Compelling cross-selling
opportunities within the
combined NetScout-Fluke base
of enterprise customers
Increased customer mindshare

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Service providers and enterprises have invested significantly in their infrastructures during the past decade but they lack holistic IT management
Current solutions offer limited capability (component management), ineffective deployment and poor quality data feeds into ‘Big Data’ analytics
Acquiring Danaher’s Communications business is a transformational transaction for NetScout, providing:
Expanded solutions for addressing customer needs in growing end markets
Go-to-market advantages
Scale and leverage
Virtualization
Cloud
SDN
Mobility
BYOD
Internet
iPhone
Voice
Cable
IP Convergence
10gig
40gig
100gig
Positioned to Capitalize on Powerful Long-
Term Technology Trends

Compelling Financial Opportunity Compelling Financial Opportunity 16

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Impressive Track Record of Performance
Revenue & EPS Performance
CAGRs at Mid-Point of Guidance
12% Revenue, 16% EPS
$337
$240
$157
$100
$40
$386
Free Cash Flow
1
Q3 FY ‘15 FY ’14 FY ’13 FY ’12 FY ’11
Cash and Securities $241 $219 $154 $212 $229
Accounts Receivable $83 $61 $74 $70 $63
Total Debt $0 $0 $0 $62 $68
Total Deferred Revenue $135 $134 $121 $112 $100
Total Stockholders’ Equity $432 $409 $372 $342 $320
Free Cash Flow $49* $97 $83 $57 $60
Balance Sheet Highlights
Total Liquidity Exceeds $490M
(* ytd)
($ in millions)
($ in millions)
( Non-GAAP)
Guidance as of 1/22/15
1
$290
$309
$352
$397
$455- $460
$285
$334
$1.04
$1.10
$1.32
$1.53
$1.87 - $1.91
$1.05
$1.35
FY '11 FY '12 FY '13 FY '14 FY '15
Guidance
9 Mos.
FY14
9 Mos.
FY15
$-
$100
$200
$300
$400
FY '10
FY '11
FY '12
FY '13
FY '14
FY '15
YTD
FY '15 YTD FCF
FY '14 FCF
FY '13 FCF
FY '12 FCF
FY '11 FCF
FY '10 FCF
1

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
•
Mid-cap technology leader positioned for solid double-digit revenue growth on a much larger, $1B+ annual revenue base
•
We expect substantial operating leverage and strong free cash flow growth as we return non-GAAP gross margin to prior levels in the high-70% range, drive additional synergies across a range of functional areas and invest prudently across a scalable infrastructure
•
Potential to support incremental EPS gains as we currently evaluate strategies to drive tax efficiencies and capital deployment
Post-Acquisition NetScout
Operating targets attained
assuming ~10% annual revenue
growth
Current Operating
Targets
Post-Acquisition
5-Year Operating
Targets
Gross Margin 78 – 81% 75 – 78%+
Operating Margin 24 – 27% 26% – 31%+

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
•
Spent 400 man years in last 3 years on NextGen Technology
•
Significant growth drivers in Enterprise and Carrier segments
•
Acquisition  of Danaher’s Communications assets is expected to increase our TAM to $8B+
•
We have a track record of executing on both technology and
transformative acquisitions, like NetGen, in Nov. 2007
•
We anticipate that superior technology, experience and execution will translate into significant ROI for current and future shareholders
Carrier / Service Provider Enterprise
Performance Service Assurance + Business
Intelligence + Customer
Experience Mgmt.
Network Performance Mgmt. +
Application Performance Mgmt.
Security Distributed Denial of Service
(DDoS)
DDOS + Forensic (incl. Advanced
Persistent Threat)
Summary

Thank You

Appendix: Non-GAAP Measure Reconciliation

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Non-GAAP Measure Reconciliation:
Revenue, EPS and Free Cash Flow
Free Cash Flow
($ in millions)
YTD Q3 FY'15
Operating Cash Flow 57.3 $
Purchase of Fixed Assets & Intangible Assets (8.8) $
Free Cash Flow 48.5 $
(in thousands, except per share data) For the Fiscal Years Ended
March 31,
2011 2012 2013 2014
GAAP Revenue 290,540 $ 308,679 $ 350,550 $ 396,647 $
Deferred revenue fair value adjustment / Impact of accounting change (797) 312 1,215 558
Non-GAAPRevenue 289,743 $ 308,991 $ 351,765 $ 397,205 $
GAAP Gross profit 229,179 $ 243,007 $ 276,542 $ 312,134 $
Deferred revenue fair value adjustment 132 312 1,215 558
Inventory fair value adjustment - - 453 -
Share-basedcompensationexpense(1) 352 419 577 969
Amortization of acquired intangible assets (2) 3,980 4,651 4,547 3,333
Compensation for post combination services (4) - 10 14 34
Non-GAAP Gross profit 232,714 $ 248,399 $ 283,348 $ 317,028 $
GAAP Income from operations 58,065 $   53,683 $   64,529 $   78,014 $
Deferred revenue fair value adjustment 132 312 1,215 558
Inventory fair value adjustment - - 453 -
Share-basedcompensationexpense(1) 6,439 8,702 9,580 12,930
Amortization of acquired intangible assets (2) 5,887 6,782 7,424 6,765
Business development and integration expense (3) 755 4,347 1,618 523
Compensation for post combination services (4) - 438 2,721 2,215
Restructuring charges - 603 1,065 -
Non-GAAPIncomefromoperations 70,349 $   74,867 $   88,605 $   101,005 $
GAAP Net income 37,265 $   32,428 $   40,609 $   49,106 $
Deferred revenue fair value adjustment / Impact of accounting change (797) 312 1,215 558
Inventory fair value adjustment - - 453 -
Share-based compensation expense (1) 6,439 8,702 9,580 12,930
Amortization of acquired intangible assets (2) 5,887 6,782 7,424 6,765
Business development and integration expense (3) 755 4,715 1,618 523
Compensation for post combination services (4) - 438 2,721 2,215
Loss on extinguishment of debt (5) - 603 - -
Income tax adjustments (6) (4,668) (7,700) (8,671) (7,879)
Restructuring charges - 690 1,065 -
Non-GAAP Net income 44,881 $   46,970 $   56,014 $   64,218 $
GAAP Diluted Net income per share 0.87 $       0.76 $       0.96 $       1.17 $
Share impact of non-GAAP adjustments identified above 0.17 0.34 0.36 0.36
Non-GAAPDilutednetincomepershare 1.04 $       1.10 $       1.32 $       1.53 $
Shares used in computing non-GAAP diluted net income per share 42,973 42,750 42,322 41,955
(1) Share-based compensation expense included in these amounts is as follows:
Cost of product revenue 134 $         192 $         235 $         228 $
Cost of service revenue 218 227 342 741
Research and development 1,651 2,486 2,944 4,361
Sales and marketing 2,527 3,052 3,035 3,791
General and administrative 1,909 2,745 3,024 3,809
Total share-based compensation expense 6,439 $     8,702 $     9,580 $     12,930 $
(2) Amortization expense related to acquired software and product technology included in these amounts is as follows:
Cost of product revenue 3,980 $     4,651 $     4,547 $     3,333 $
Operating expenses 1,907 2,131 2,877 3,432
Total amortization expense 5,887 $     6,782 $     7,424 $     6,765 $
(3) Business development and integration expense included in these amounts is as follows:
Cost of service revenue - 10 - -
Research and development - 1,545 15 -
Sales and marketing - 346 10 -
General and administrative 755 2,446 1,593 523
Other income (expense), net - 368 - -
Total business development and integration expense 755 $         4,715 $     1,618 $     523 $
(4) Compensation for post combination services included in these amounts is as follows:
Cost of product revenue - - 10 23
Cost of service revenue - - 4 11
Research and development - 438 1,670 902
Sales and marketing - - 64 153
General and administrative - - 973 1,126
Total compensation for post combination services - $              438 $         2,721 $     2,215 $
Loss on extinguishment of debt included in this amount is as follows:
Interest and other income (expense), net - $              690 $         - $              - $
(6) Total income tax adjustment is as follows:
Tax effect of non-GAAP adjustments above at 38% (5,021) (8,452) (9,149) (8,737)
Tax impact of non-GAAP reconciling items in loss jurisdictions - 752 478 858
Total income tax adjustments (5,021) $   (7,700) $   (8,671) $   (7,879) $
NetScout Systems, Inc.
Reconciliation of Current GAAP to Current and Historical Non-GAAP Financial Measures
(In thousands, except per share data)
Three Months Ended
September 30,
2014 2013 2014 2014 2013
GAAP Revenue 122,833 $              110,428 $              103,599 $              334,284 $              284,330 $
Deferred revenue fair value adjustment - 140 - 18 419
Non-GAAP Revenue 122,833 $              110,568 $              103,599 $              334,302 $              284,749 $
GAAP Gross profit 95,851 $                86,826 $                82,004 $                263,111 $              224,102 $
Deferred revenue fair value adjustment - 140 - 18 419
Share-based compensation expense (1) 379 256 407 1,074 740
Amortization of acquired intangible assets (2) 905 837 923 2,762 2,480
Compensation for post combination services (4) 2 8 9 19 25
Non-GAAP Gross profit 97,137 $                88,067 $                83,343 $                266,984 $              227,766 $
GAAP Income from operations 27,939 $                27,264 $                18,644 $                66,185 $                52,029 $
Deferred revenue fair value adjustment - 140 - 18 419
Share-based compensation expense (1) 4,150 3,217 4,495 11,947 9,959
Amortization of acquired intangible assets (2) 1,726 1,697 1,779 5,301 5,051
Business development and integration expense (3) 4,698 78 1,477 6,175 482
Compensation for post combination services (4) 312 530 545 1,393 1,685
Non-GAAP Income from operations 38,825 $                32,926 $                26,940 $                91,019 $                69,625 $
GAAP Net income 17,629 $                17,294 $                11,233 $                40,338 $                32,430 $
Deferred revenue fair value adjustment - 140 - 18 419
Share-based compensation expense (1) 4,150 3,217 4,495 11,947 9,959
Amortization of acquired intangible assets (2) 1,726 1,697 1,779 5,301 5,051
Business development and integration expense (3) 4,698 78 1,477 6,175 482
Compensation for post combination services (4) 312 530 545 1,393 1,685
Income tax adjustments (5) (3,909) (1,941) (2,908) (8,727) (6,034)
Non-GAAP Net income 24,606 $                21,015 $                16,621 $                56,445 $                43,992 $
GAAP Diluted Net income per share 0.42 $                     0.41 $                     0.27 $                     0.97 $                     0.77 $
Share impact of non-GAAP adjustments identified above 0.17 0.09 0.13 0.38 0.28
Non-GAAP Diluted net income per share 0.59 $                     0.50 $                     0.40 $                     1.35 $                     1.05 $
Shares used in computing non-GAAP diluted net income per share 41,536 41,884 41,652 41,679 41,969
(1) Share-based compensation expense included in these amounts is as follows:
Cost of product revenue 85 $                        62 $                        93 $                        238 $                      174 $
Cost of service revenue 294 194 314 836 566
Research and development 1,455 1,157 1,490 3,971 3,316
Sales and marketing 1,221 944 1,235 3,419 2,952
General and administrative 1,095 860 1,363 3,483 2,951
Total share-based compensation expense 4,150 $                  3,217 $                  4,495 $                  11,947 $                9,959 $
(2) Amortization expense related to acquired software and product technology included in these amounts is as follows:
Cost of product revenue 905 $                      837 $                      923 $                      2,762 $                  2,480 $
Operating expenses 821 860 856 2,539 2,571
Total amortization expense 1,726 $                  1,697 $                  1,779 $                  5,301 $                  5,051 $
(3) Business development and integration expense included in these amounts is as follows:
General and administrative 4,698 78 1,477 6,175 482
Total business development and integration expense 4,698 $                  78 $                        1,477 $                  6,175 $                  482 $
(4) Compensation for post combination services included in these amounts is as follows:
Cost of product revenue
1 5 6 13 17
Cost of service revenue
1 3 3 6 8
Research and development
211 209 215 631 703
Sales and marketing
14 39 37 90 115
General and administrative 85 274 284 653 842
Total compensation for post combination services 312 $                      530 $                      545 $                      1,393 $                  1,685 $
(5) Total income tax adjustment is as follows:
Tax effect of non-GAAP adjustments above at 38% (4,136) $                (2,149) $                (3,153) $                 (9,437) $                (6,685) $
Tax impact of non-GAAP reconciling items in loss jurisdictions 227 208 245 710 651
Total income tax adjustments (3,909) $                (1,941) $                (2,908) $                 (8,727) $                (6,034) $
Three Months Ended Nine Months Ended
December 31, December 31,

Supporting Slides 23

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
NetScout Arbor
TekComms
FNET
FNET
Telecom
Service Providers
Large
Enterprises
Small and Medium
Enterprises
Field Technicians
and Engineers
Performance
Monitoring
Subscriber
Troubleshooting
Network
Security
Core Functionality
NetScout does not offer similar  products;
Additional ASI-based products planned
NetScout does not offer similar products
NetScout addresses different customers
Best-in-Class Solutions:
Expanding Our Product Portfolio and Extending Our Reach

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
NetScout
TekComms
Arbor
FNET
FNET
Telecom
Service Providers
Large
Enterprises
Small and Medium
Enterprises
Field Technicians
and Engineers
Performance
Monitoring
Subscriber
Troubleshooting
Network
Security
• NetScout and
TekComms offer service
assurance solutions for
telecom networks
• Customers will benefit
from the union of the
different and
complementary service
assurance capabilities
from both businesses
• NetScout: deployed
primarily for proactive
performance monitoring
• TekComms: deployed
primarily for subscriber
troubleshooting
Core Functionality
Best-in-Class Solutions:
Tektronix Communications

NETWORK GENERAL

psytechnics

ACCANTO

FOX-IT

ONPATH TECHNOLOGIES

simena

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Proven Track Record for Successful Integration
11/1/07
4/1/11
10/3/11
11/21/11
7/19/12
11/1/12
$0.27
$0.48
$0.86 $0.86
$1.04
$1.10
$1.32
$1.53
$1.05
$1.35
9.2%
14.5%
21.9%
22.4%
24.3%
24.2%
25.2%
25.4%
24.5%
27.2%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
$-
$0.25
$0.50
$0.75
$1.00
$1.25
$1.50
$1.75
FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY14 9
mos.
FY15 9
mos.
Non- GAAP EPS Non- GAAP Operating Margin

NetScout Systems Overview | January 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Non-GAAP Measure Reconciliation:
NetScout and DHR Communications Historical Information
12-months 6-months 12-months 6-months 12-months 6-months
FY2014 FY2015 CY2013 CY2014 FY2014 FY2015
Revenue:
   Product 234,268 $   122,319 $   623,632 $   230,271 $   857,900 $   352,590 $
   Service 162,379      89,132        211,259      113,032      373,638      202,164
     Total GAAP revenue 396,647      211,451      834,891      343,303      1,231,538   554,754
Non-GAAP Adjustments 558             18               558             18
Total Non-GAAP revenue 397,205      211,469      834,891      343,303      1,232,096   554,772
Cost of revenue:
     Product 51,219        26,705        195,077      86,502        246,296      113,207
     Service 33,294        17,486        48,043        25,551        81,337        43,037
       Total GAAP cost of revenue 84,513        44,191        243,120      112,053      327,633      156,244
Non-GAAP Adjustments (4,336)        (2,569)        (9,344)        (5,021)        (13,680)      (7,590)
Total Non-GAAP cost of revenue 80,177        41,622        233,776      107,032      313,953      148,654
Gross profit - GAAP 312,134      167,260      591,771      231,250      903,905      398,510
Non-GAAP Adjustments 4,894          2,587          9,344          5,021          14,238        7,608
Gross profit - Non-GAAP 317,028      169,847      601,115      236,271      918,143      406,118
Operating expenses:
   Research and development 70,454        38,008        147,553      82,185        218,007      120,193
   Sales and marketing 129,611      69,468        276,896      133,095      406,507      202,563
  General and administrative 30,623        19,820        30,623        19,820
Impairment of intangible assets 31,063        31,063        -
   Amortization of acquired intangible assets 3,432          1,718          19,661        8,274          23,093        9,992
       Total operating expenses - GAAP 234,120      129,014      475,173      223,554      709,293      352,568
Non-GAAP Adjustments (18,097)      (11,361)      (73,130)      (17,422)      (91,227)      (28,783)
Total operating expenses - Non-GAAP 216,023      117,653      402,043      206,132      618,066      323,785
Income from operations - GAAP 78,014        38,246        116,598      7,696          194,612      45,942
Non-GAAP Adjustments 22,991        13,948        82,474        22,443        105,465      36,391
Income from operations - Non-GAAP 101,005      52,194        199,072      30,139        300,077      82,333
Interest and other expense, net (158)            (674)            (158)            (674)
Income before income tax expense 77,856        37,572        116,598      7,696          194,454      45,268
Income tax expense - GAAP 28,750        14,863        32,792        2,311          61,542        17,174
Non-GAAP Adjustments (7,879)        (4,818)        (40,068)      (8,720)        (47,947)      (13,538)
Income tax expense - Non-GAAP 36,629        19,681        72,860        11,031        109,489      30,712
Net income - GAAP 49,106 $     22,709 $     83,806 $     5,385 $       132,912 $   28,094 $
Non-GAAP Adjustments 15,112        9,130          42,406        13,723        57,518        22,853
Net income - Non-GAAP 64,218        31,839        126,212      19,108        190,430      50,947
WSO - diluted 41,955        41,732        62,500        62,500        104,455      104,232
Diluted net income per share - GAAP 1.17 $         0.54 $         1.27 $         0.27 $
Diluted net income per share - Non-GAAP 1.53 $         0.76 $         1.82 $         0.49 $
DHR Communications Combined Proforma NTCT